UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

October 26, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Equitrans Midstream Corporation

File No. 1-38629 - CF#36787

Equitrans Midstream Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10 filed on August 10, 2018, as amended.

Based on representations by Equitrans Midstream Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.50	through September 25, 2028
Exhibit 10.32	through May 1, 2024
Exhibit 10.34	through May 1, 2024
Exhibit 10.35	through May 1, 2024
Exhibit 10.37	through May 1, 2024
Exhibit 10.38	through March 1, 2025
Exhibit 10.40	through March 1, 2025
Exhibit 10.41	through March 1, 2025
Exhibit 10.44	through February 15, 2028
Exhibit 10.45	through July 26, 2028
Exhibit 10.48	through April 6, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary